UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          CASTLE & MORGAN HOLDINGS, INC
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                     148430
                                 (CUSIP Number)

                                 Peter Zachariou
                              8618 West 3rd Street
                              Los Angeles, CA 90048
                   (212) 807-6994 (Name, Address and Telephone
                                Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP No.     148430

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1. NAMES OF REPORTING PERSONS

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Peter Zachariou

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                    (b) |_|

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

   PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(e) or 2(f) |_|

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED KINGDOM

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       NUMBER OF           7.   SOLE VOTING POWER.                  472,706*
         SHARES

      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER                       0
          EACH

       REPORTING           -----------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER              472,706*

                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    472,706*

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.41%*

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14. TYPE OF REPORTING PERSON

    IN

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

* Fountainhead Investments, Inc. is the record holder of 472,706 shares of the Company's Common Stock. Peter Zachariou controls Fountainhead Investments, Inc. and is therefore the original owner of those shares.

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1. NAMES OF REPORTING PERSONS

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Fountainhead Investments, Inc.

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                    (b) |_|

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

   WC

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(e) or 2(f) |_|

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

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       NUMBER OF           7.   SOLE VOTING POWER.                  472,706*
         SHARES

      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER                       0
          EACH

       REPORTING           -----------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER              472,706*

                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER 0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    472,706*

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.41%*

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14. TYPE OF REPORTING PERSON

    CO

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*     Consists of 472,706 shares of the Company's Common Stock held by
      Fountainhead Investments, Inc., which is controlled by Peter Zachariou.

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Castle & Morgan Holdings, Inc., whose principal executive offices are located at 180 Varick Street., 13th Floor, New York, NY 10014 (the "Issuer").

Item 2.  Identity and Background.

(a)-(f). This Schedule 13D is being filed by Peter Zachariou, a citizen of the United Kingdom ("The Reporting Person"). The Reporting Person is the 100% owner of Fountainhead Investments, Inc., a Delaware corporation, which has its principal executive offices at 8618 West 3rd Street, Los Angeles, California.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased 667,683 shares of the Issuer and a minority interest in a Convertible Note of the Issuer held by certain of the selling shareholders in the principal amount of $52,920 ("Note") pursuant to that certain Securities Purchase Agreement, dated March 10, 2005, by and among the Issuer, the selling shareholder and the Purchasers listed on Exhibit A thereto ("Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the Reporting Person paid a sum of $112,560 in exchange for 667,683 shares of Issuer and the interest in the Note. Thereafter, on June 13, 2005, the Reporting Person sold 333,841 of said shares and one-half of its minority interest in the Note to unrelated third parties in a private transaction for a cash consideration of $56,280. Thereafter, during June 2005, the Reporting Person purchased an additional 138,864 shares of the Issuer from unrelated third persons in private transactions for a total cash consideration of $14,522.62. As a result of these transactions and as of the date hereof, the Reporting Person holds 472,706 shares of the Issuer (the "Shares") which were acquired for a net cash consideration of $70,802.62

Item 4.  Purpose of Transaction.

      The Reporting Person has acquired the Shares pursuant to the Securities Purchase Agreement and the subsequent transactions as described in Item 3 above. In connection with the Securities Purchase Agreement, there were changes to the Issuer's board of directors which were more fully described in an 8-K filed by the Issuer on March 16, 2005.

      Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 472,706 shares of the the Issuer's Common Stock, representing 12.41% of the outstanding shares of the Issuer's Common Stock. The Reporting Person does not own any other securities of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of the 472,706 shares.

(c) The Reporting Person did not effect any transactions in the Issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by The Issuer on March 16, 2005, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  April 7, 2006


                                        /s/ Peter Zachariou
                                        ----------------------------------------
                                        Peter Zachariou